FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Appoints Marty Beard as COO	2.

Document 1

  NEWS RELEASE
July 21, 2014

FOR IMMEDIATE RELEASE

BlackBerry Appoints Marty Beard as COO

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that it has named Marty Beard as Chief Operating Officer.  As the new COO, Marty is responsible for cross-functional organizations, including Marketing, BlackBerry 10 Application Development, Customer Care and Quality. Marty is also responsible for instituting best practices and processes.

BlackBerry Executive Chairman and CEO John Chen said, “BlackBerry continues to attract top talent to the company.  Marty brings extensive experience in operations, marketing and serving customers through the best technologies and processes available."

Most recently, Mr. Beard was Chairman and CEO of LiveOps, Inc., a leading provider of cloud applications for customer service. Under his leadership, LiveOps leveraged the cloud, mobile and social interactions to improve customer service interactions for its customers. Prior to joining LiveOps, Marty was President of Sybase 365 (a subsidiary of Sybase, Inc.), a mobile messaging and mobile commerce services unit, and held a series of executive positions including SVP of Marketing.  Prior to Sybase, Marty worked at Oracle as Vice President of Oracle Online, its e-Commerce service unit.  In his role at Oracle, he was responsible for leveraging the Web to improve customer sales and support.

Marty starts immediately.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 21, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer